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03022099

Danske Markets/ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85



RECD S.E.C.
MAY 8 2003
1086

6 May 2003

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	17

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the Interim Report First Quarter of 2003 for Danske Bank Group.

Yours faithfully,

Danske Bank
Danske Markets/ALM

Stock Exchange Announcement no. 11/2003
May 6, 2003


RECD S.E.C.
MAY 8 2003

Quarterly Report

First quarter of 2003


Danske Bank

Danske Bank Group – financial highlights

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q1 2003	Q1 2002	Index 03/02	Full year 2002
Net interest income from banking activities, etc.	4,023	3,971	101	15,849
Fee and commission income, net	1,485	1,508	98	5,842
Trading income*	973	640	152	2,968
Other core income	250	373	67	1,278
Core insurance earnings**	269	253	106	1,118
Total core income	7,000	6,745	104	27,065
Operating expenses and depreciation	3,679	3,683	100	15,489
Core earnings before provisions	3,321	3,062	108	11,576
Provisions for bad and doubtful debts	478	386	124	1,420
Core earnings	2,843	2,676	106	10,156
Earnings from investment portfolios	229	95	241	1,008
Profit before tax	3,072	2,771	111	11,164
Tax	813	835	97	2,922
Net profit for the period	2,259	1,936	117	8,242
Attributable to minority interests	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)				
Bank loans and advances	470	494	95	479
Mortgage loans	478	454	105	469
Bonds and shares	438	312	140	433
Due to credit institutions and central banks	349	270	129	320
Deposits	458	434	106	428
Issued bonds	688	623	110	700
Subordinated debt	30	35	86	31
Shareholders' equity	63	60	104	60
Total assets	1,764	1,554	114	1,752

RATIOS AND KEY FIGURES				
Net profit for the period per share, DKr	3.2	2.6		11.5
Net profit for the period as % p.a. of average shareholders' equity	14.7	13.0		14.0
Core earnings as % p.a. of average shareholders' equity	18.4	18.0		17.2
Cost/core income ratio, %	52.6	54.6		57.2
Solvency ratio, %, excl. net profit for the period	10.1	10.7		10.5
Core (tier 1) capital ratio, %, excl. net profit for the period	7.4	7.3		7.6
Share price, end of period, DKr	113.1	133.6		117.4
Book value per share, DKr	88.2	82.6		84.8
Number of full-time employees, end of period:				
Danske Bank and consolidated subsidiaries	16,722	17,364		16,969
Non-consolidated subsidiaries (insurance companies)	837	867		848

*) Inclusive of net interest income, fees, commissions and securities and foreign exchange income.

**) After funding costs.

Review

The Danske Bank Group recorded a net profit of DKr2,259m for the first quarter of 2003, against DKr1,936m for the first quarter of 2002. The net profit per share increased 20%.

Group core earnings in the first quarter were slightly higher than expected at the presentation of the Annual Report for 2002.

In the first quarter of 2003, core income increased by 4%, or DKr255m, compared with the same period the year before. This increase was a result primarily of the positive trend in trading and mortgage finance activities.

In spite of falling money market rates, total net interest income was a little higher than the level recorded in the first quarter of 2002.

Fee and commission earnings declined slightly compared with earnings in the first quarter of 2002 and amounted to DKr1,485m. The fall was related to portfolio management activities.

Operating expenses and depreciation amounted to DKr3,679m – the same level as in the first quarter of 2002 despite an increase in severance costs. The cost/core income ratio fell from 54.6% in the first quarter of 2002, to 52.6%.

The charge for bad and doubtful debts rose by DKr92m to DKr478m, against DKr386m in the first quarter of 2002. Bad and doubtful debts constituted 18bp p.a. of total loans and guarantees and thus remained at a low level compared with the Group's expected average loss of 23bp.

Core earnings increased to DKr2,843m, up DKr167m.

For the year 2003 as a whole, the Group expects core earnings to remain largely at the same level as in 2002.

Earnings from investment portfolios were DKr229m, against DKr95m in the first quarter of 2002. Investment portfolios in the banking business generated earnings of DKr370m. Danica Pension recorded a loss of DKr141m on its investment portfolios, primarily as a result of an inadequate return on investments.

The Group's tax charge, including tax on loan loss reserves, is calculated to be DKr813m in the first quarter of 2003, corresponding to a tax rate of 26%.

The return on equity rose from 13.0% in the first quarter of 2002 to 14.7%.

In mid-March, the Group suffered a breakdown of its IT operations which had significant consequences for the Bank's customers, particularly customers in the fields of payment services and currency and securities trading. The IT problems were caused by human error in connection with a routine operation which revealed software errors in the database systems never before identified. To prevent future breakdowns of IT operations, the Group has decided to increase its investments in systems to safeguard against hardware and software errors. As a result of the breakdown, the Group paid out compensation to customers who incurred interest expenses and other losses. The compensation paid was charged to the profit and loss account for the first quarter of 2003. The Group published a statement on the operational problems on April 3, 2003.

On May 1, 2003, most of Realkredit Danmark's bonds were rated by Standard & Poor's. The AAA rating awarded is the highest possible rating by Standard & Poor's.

Balance sheet

The total assets of the consolidated Group were DKr1,764bn at the end of March 2003, against DKr1,554bn a year earlier. Danica Pension's assets, which are not consolidated in the Group accounts, amounted to DKr181bn, against DKr173bn at the end of March 2002.

Bank loans and advances amounted to DKr470bn, or 5% lower than at the end of March 2002 and 2% lower than at the end of 2002. This decline was caused partly by unfavourable trends in exchange rates and partly by the tendency of homeowners to take out home equity loans to repay bank loans.

Mortgage loan volume was DKr478bn, or 5% higher than at the end of the first quarter of 2002 and 2% higher than at the end of 2002.

Deposits amounted to DKr458bn at the end of March 2003, up 6% from the level at the end of March 2002. This increase was driven primarily by deposits from large corporate and institutional clients.

Capital and solvency

As a consequence of the share buyback programme completed in the second quarter of 2002, the annual general meeting approved a proposal to cancel shares to reduce the share capital by a nominal DKr203,241,510 at its meeting on March 25, 2003. The share capital will amount to DKr7,116,758,490, on the basis of 711,675,849 shares, when the capital reduction is registered after the expiry of the stipulated deadline for claims from shareholders.

Shareholders' equity was DKr63bn at the end of the quarter. The change in Group equity since the end of 2002, aside from the net profit for the period, reflects the changes resulting from amendments to Danish accounting legislation (see Accounting policies, etc. below). Moreover, shareholders' equity was reduced by DKr307m as a result of the Bank's repurchase of its own shares during the first quarter of 2003. The buyback of 2,866,338 shares at an average price of DKr107.1 (excluding dividends) is part of an overall buyback programme of a total market value of DKr2.0bn to be completed during the first half of 2003.

The solvency ratio at the end of March 2003 (excluding the net profit for the period) was 10.1, of which 7.4 percentage points derive from Group core (tier 1) capital.

Subordinated debt amounted to DKr30bn at the end of March 2003.

CAPITAL AND SOLVENCY (exclusive of net profit for the period) (DKr m)	March 31 2003	March 31 2002
Core capital, less statutory deductions	58,468	56,490
Supplementary capital, less statutory deductions	21,809	26,329
Total capital base, less statutory deductions	80,277	82,819
Total weighted items	791,403	776,319
Solvency ratio, %	10.1	10.7
Core (tier 1) capital ratio, %	7.4	7.3

Incentive programmes

Options for the accounting year 2002 were allotted in February 2003. The total number of options allotted was 1,448,600, of which the Executive Board members received 138,600. The strike price was fixed at DKr118.50, computed as the average price of Danske Bank shares for 20 stock exchange days after the release of the annual report plus 10%. Moreover, the number of rights allotted to purchase conditional shares was 403,762, of which Executive Board members received 9,705. The market value of these conditional shares of just over DKr40m was expensed in the 2002 accounts together with the bonus awards for the year.

At the end of the first quarter of 2003, members of the Board of Directors and the Executive Board held 87,563 Danske Bank shares.

Accounting policies, etc.

The report for the first quarter of 2003 has been prepared in compliance with the Copenhagen Stock Exchange guidelines for issuers of listed securities. The Group has not changed its accounting policies from those followed in the Annual Report for 2002 apart from the following changes resulting from amendments to Danish accounting legislation:

Unlisted securities are recognised at their estimated fair value. According to the previous practice, unlisted securities were recognised at the lower of cost or estimated market value. Other significant shares were valued according to the equity method.

With effect from January 1, 2003, intangible assets are recognised at cost and amortised over the expected useful life, with a maximum of 20 years. Intangible assets, apart from goodwill on acquisition, were previously charged to the profit and loss account in the year of acquisition. Furthermore, leasehold improvements effected after January 1, 2003, are capitalised under tangible assets and depreciated over the expected useful life.

These changes result in an increase in assets and shareholders' equity at January 1, 2003, of DKr250m. Since the effect on assets and liabilities is immaterial, comparative figures have not been restated and the value adjustment is recognised directly against shareholders' equity at the beginning of 2003. The pre-tax profit for the period was DKr17m higher because of the change. After tax, the effect was DKr12m.

Business areas

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Q1 2003	Q1 2002	Index 03/02	Full year 2002	Share Q1 2003	Share Q1 2002
Banking Activities	2,165	2,122	102	8,155	65%	69%
- Banking Activities, Denmark	1,535	1,471	104	5,839	46%	48%
- Banking Activities, International	630	651	97	2,316	19%	21%
Mortgage Finance	619	519	119	2,195	19%	17%
Danske Markets	358	160	224	354	11%	5%
Danica Pension	269	253	106	1,118	8%	8%
Danske Capital	71	116	61	360	2%	4%
Other	-161	-108	-	-606	-5%	-3%
Total Group	3,321	3,062	108	11,576	100%	100%

On January 1, 2003, the organisational adjustments announced in November 2002 took effect. The adjustments included the merger of a number of wholesale banking activities, the integration of investment banking activities into Danske Markets, the division of human resource activities, the reorganisation of Credit & Market Risk, and the merger of the corporate and retail customer sections at Banking Activities, Denmark.

The comparative figures for 2002 are adjusted to the new organisational structure, which means that core earnings at Danske Markets in 2002 factor in core earnings at the former Danske Securities.

Total core earnings before provisions increased by 8% compared with the first quarter of 2002 primarily as a result of favourable developments in activities in Danske Markets; Mortgage Finance; Banking Activities, Denmark; and Danica Pension.

The general slowdown in capital market activities had an adverse effect on earnings at Danske Capital.

The category Other recorded an increased loss as a result of severance costs of just over DKr220m, against DKr100m in the first quarter of 2002.

Banking Activities

BANKING ACTIVITIES (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Net interest income	3,276	3,396	3,527	3,401	3,391	13,715
Fee income	1,273	1,338	1,150	1,313	1,232	5,033
Other income	230	247	284	236	234	1,001
Core income	4,779	4,981	4,961	4,950	4,857	19,749
Operating expenses and depreciation	2,614	3,061	2,827	2,971	2,735	11,594
Core earnings before provisions	2,165	1,920	2,134	1,979	2,122	8,155
Total assets (avg.)	523,047	513,543	501,526	516,359	509,211	510,149
Risk-weighted items (avg.)	435,380	424,942	425,718	434,701	436,088	430,319
Allocated capital (avg.)	28,300	27,621	27,672	28,256	28,346	27,971
Core earnings before provisions as % p.a. of allocated capital	30.6	27.8	30.8	28.0	29.9	29.2
Cost/core income ratio, %	54.7	61.5	57.0	60.0	56.3	58.7

Banking Activities encompasses all the Group's banking business, which is organised in divisions located in each of the countries where Danske Bank operates.

In the first quarter of 2003, Banking Activities accounted for 65% of the Group's core earnings before provisions. Core earnings before provisions remained stable at the level recorded in the first quarter of 2002, reflecting a fall in core income of 2% and a reduction of costs of 4%.

BANKING ACTIVITIES, DENMARK (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Net interest income	2,272	2,422	2,487	2,439	2,444	9,792
Fee income	998	1,073	888	1,049	971	3,981
Other income	186	191	233	206	167	797
Core income	3,456	3,686	3,608	3,694	3,582	14,570
Operating expenses and depreciation	1,921	2,295	2,078	2,247	2,111	8,731
Core earnings before provisions	1,535	1,391	1,530	1,447	1,471	5,839
Total assets (avg.)	264,057	264,074	260,539	268,264	261,476	263,587
Risk-weighted items (avg.)	216,639	215,891	213,391	217,580	222,696	217,360
Allocated capital (avg.)	14,082	14,033	13,870	14,143	14,475	14,128
Core earnings before provisions as % p.a. of allocated capital	43.6	39.6	44.1	40.9	40.6	41.3
Cost/core income ratio, %	55.6	62.3	57.6	60.8	58.9	59.9

Banking Activities, Denmark, encompasses the Group's Danish banking business with retail and business customers. The unit carries on business under a number of brand names, including Danske Bank and BG Bank.

Core earnings before provisions from Banking Activities, Denmark, showed a positive trend as a result of a decrease in costs of 9% compared with the level in the first quarter of 2002.

Core income fell by 4% due to a decline in net interest income triggered by falling short-term money market rates. This led to a fall in the direct return on allocated capital and also reduced earnings on the deposit surplus.

Total lending fell by 2% from the level recorded at the end of the first quarter of 2002 as retail customers continued to take out home equity loans to repay bank loans.

Trading in unit trust certificates and bonds remained stable, while trading in equities continued to be very slow.

The customer bases of both Danske Bank and BG Bank developed satisfactorily in the first quarter relative to the trend in 2002. Both brands saw a very positive trend in the inflow of young customers as a result of the successful introduction of customer packages. At Danske Bank, sales of customer packages totalled 50,000, while sales at BG Bank reached 10,000.

The finance centres established in 2002 contributed to the inflow of large business customers, and the agricultural centres at BG Bank were also well received by customers.

Costs fell as a result of the ongoing merger of branches, the declining head count, and lower IT expenses, which more than offset the slight increase in expenses for branch office redesign.

The number of branches was reduced by nine in the first quarter of 2003, bringing the total number of branches in both brands down to 480. The conversion of branches to "non-cash" branches continued, and at the end of the first quarter of 2003, the number of non-cash branches totalled 29. The conversions continue to be a success, and the Group intends to convert additional branches in the second quarter of 2003.

In the first quarter of 2003, Danske Bank introduced Markets Online - a solution which enables business customers to conduct securities and foreign exchange trading online and to access updated information and forecasts on foreign exchange, securities, interest rates and macroeconomic trends in general. Later this year, BG Bank will offer its business customers a similar solution.

BANKING ACTIVITIES, INTERNATIONAL (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Net interest income	1,004	974	1,040	962	947	3,923
Fee income	275	265	262	264	261	1,052
Other income	44	56	51	30	67	204
Core income	1,323	1,295	1,353	1,256	1,275	5,179
Operating expenses and depreciation	693	766	749	724	624	2,863
Core earnings before provisions	630	529	604	532	651	2,316
Total assets (avg.)	258,990	249,469	240,987	248,095	247,735	246,561
Risk-weighted items (avg.)	218,741	209,048	212,330	217,121	213,392	212,959
Allocated capital (avg.)	14,218	13,588	13,801	14,113	13,870	13,842
Core earnings before provisions as % p.a. of allocated capital	17.7	15.6	17.5	15.1	18.8	16.7
Cost/core income ratio, %	52.4	59.2	55.4	57.6	48.9	55.3

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Norway	139	177	173	128	171	649
Sweden	169	63	46	75	137	321
UK	166	164	230	183	192	769
USA	78	54	80	66	70	270
Other foreign activities	78	71	75	80	81	307
Banking Activities, International	630	529	604	532	651	2,316

Banking Activities, International, encompasses banking activities carried out by divisions outside Denmark. Each country organisation is responsible for the banking activities in its country. Banking Activities, International, conducts business under a number of brand names, including Fokus Bank in Norway and Östgöta Enskilda Bank and Provinsbankerna in Sweden.

Core earnings before provisions from banking activities conducted outside Denmark fell by 3% from the level recorded in the first quarter of 2002. Unfavourable exchange rate movements in almost all the Group's principal markets outside Denmark lowered core earnings by some DKr45m, or 7%.

Norway

Core earnings from Norwegian banking activities decreased by DKr32m in comparison with the level in the first quarter of 2002, to DKr139m. This constitutes a decrease in core earnings of DKr29m when the effect of the depreciation of the Norwegian krone is eliminated. Core income fell by 6% in local currency, primarily because income in 2002 included revenue from the sale of branches and also because activities in the capital markets remained sluggish in 2003.

Lending to retail and corporate customers totalled NKr53bn, with both segments increasing some 10% over the level at the end of the first quarter of 2002. Net interest income thus remained at the level recorded in the first quarter of 2002 despite a significant fall in Norwegian money market rates.

The very low activity level in the capital markets had an adverse effect on fee and trading income.

The inflow of retail customers increased considerably in the first quarter, and large sales of customer packages contributed to the growing number of non-shared customers. The number of corporate customers also went up. The number of branches totalled 64.

Fokus Bank's share of the market was just under 4%.

Overall, costs remained unchanged although Fokus Bank incurred additional expenses as a result of the development of information systems and the like, including expenses to cover preparations for new capital adequacy rules.

Sweden

Core earnings from Swedish banking activities increased by DKr32m on earnings in the first quarter of 2002, to DKr169m. This constitutes an increase of DKr33m when the effect of changes in exchange rates is eliminated. Core income grew by 15% in local currency, while costs increased by 8%.

Lending to retail customers increased by 14% from the volume recorded at the end of the first quarter of 2002, and lending to businesses went up by 8%. Total lending amounted to SKr78bn. Net interest income rose as a result of this volume growth, which is attributable primarily to the inflow of customers through the branch network, and of improved margins on deposits and loans.

The Danske Bank Group's share of the Swedish market was just over 7% of loans and 4% of deposits.

The upward trend in costs was attributable primarily to the final adjustments to the customer account system and the increasing number of staff in the first quarter of 2003. The number of branches totalled 46.

The UK

Core earnings from UK banking activities declined by DKr26m in comparison with earnings in the first quarter of 2002, to DKr166m. When the effect of the depreciation of the pound is eliminated, core earnings were unchanged from the year before.

The USA

Core earnings from US banking activities increased by DKr8m on earnings in the first quarter of 2002, to DKr78m. Core earnings grew by almost 40% in local currency.

Lending in the USA continues to concentrate on businesses trading in the Bank's principal markets in northern Europe.

Credit exposure to US businesses remained modest. But the Group is expanding its facilities with selected global financial institutions, and this increased earnings in the first quarter.

Other foreign banking activities

Danske Bank also operates in Luxembourg, Finland, Germany and Poland. Core earnings before provisions remained largely unchanged compared with 2002.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Net interest income	804	847	783	730	694	3,054
Fee income	70	47	41	28	59	175
Other income	75	52	56	65	68	241
Core income	949	946	880	823	821	3,470
Operating expenses and depreciation	330	349	287	337	302	1,275
Core earnings before provisions	619	597	593	486	519	2,195
Total assets (avg.)	505,173	493,242	484,367	475,067	482,549	483,837
Risk-weighted items (avg.)	235,483	234,173	230,885	228,897	224,748	229,705
Allocated capital (avg.)	15,306	15,221	15,008	14,878	14,609	14,931
Core earnings before provisions as % p.a. of allocated capital	16.2	15.7	15.8	13.1	14.2	14.7
Cost/core income ratio, %	34.8	36.9	32.6	40.9	36.8	36.7

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried on through "home".

In the first quarter of 2003, Mortgage Finance generated core earnings of DKr619m, against DKr519m in the same period of the year before. Increasing administration and other fees resulting from the growing loan portfolio and strong remortgaging activity in the first quarter of 2003 had a positive effect on core earnings.

Operating expenses and depreciation totalled DKr330m in the first quarter of 2003, against DKr302m the year before. The increase was attributable mainly to the high lending level in 2003.

During the first quarter of 2003, the Danish mortgage credit market experienced its strongest remortgaging activity ever, and gross lending was up by 87% on lending in the fourth quarter of 2002. The high level of activity was a consequence of the continued fall in interest rates until the middle of March.

Realkredit Danmark's market share of gross lending was 30.0% in the first quarter of 2003, against 33.2% in the fourth quarter of 2002. The market share of net new lending was 26.7%, against 27.4% in the fourth quarter of 2002. Net new lending is defined as gross lending less repayment of loans with or without the raising of new loans.

In the first quarter of 2003, Realkredit Danmark's loan portfolio rose by DKr9bn to DKr478bn. Loans to homeowners accounted for 64% of volume growth.

On May 1, 2003, most of Realkredit Danmark's bonds were rated by Standard & Poor's. The AAA rating awarded is the highest possible rating by Standard & Poor's and covers largely the same bonds as those with an Aaa rating from Moody's.

The rating by Standard & Poor's is expected to further strengthen foreign investors' interest in bonds issued by Realkredit Danmark.

Danske Markets

DANSKE MARKETS (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Core income	692	417	564	681	491	2,153
Operating expenses and depreciation	334	707	390	371	331	1,799
Core earnings before provisions	358	-290	174	310	160	354
Total assets (avg.)	629,203	671,753	517,443	511,703	459,248	540,557
Risk-weighted items (avg.)	69,125	56,222	53,110	49,094	46,032	51,148
Allocated capital (avg.)	4,493	3,654	3,452	3,191	2,992	3,325
Core earnings before provisions as % p.a. of allocated capital	31.9	-31.7	20.2	38.9	21.4	10.6
Cost/core income ratio, %	48.3	169.5	69.1	54.5	67.4	83.6

Danske Markets is responsible for the Group's foreign exchange, equity and fixed-income trading and serves corporate clients in connection with their issue of equity and debt. The area is also responsible for the Group's short-term liquidity. It serves the largest corporate and institutional customers and the Group's retail banking units. Danske Markets also includes Danske Research and Equity Research, the central units responsible for economic and financial research.

In the first quarter of 2003, Danske Markets generated very satisfactory core earnings of DKr358m, against DKr160m in the same period of the year before.

The first quarter reporting of Danske Markets includes the activities transferred from Danske Securities to Danske Markets on January 1, 2003. These activities, which consist primarily of corporate finance and equity sales, trading and research in Copenhagen, made a positive contribution to earnings despite the general decline in volume on the Copenhagen Stock Exchange. The comparative figures for 2002 include the core earnings of Danske Securities.

The DKr201m increase in core income to DKr692m was driven by higher core income from the three main product areas: foreign exchange, equities and, in particular, fixed-income instruments, with which the Group successfully took positions to counter the effects of the general decline in interest rates in Europe.

The low interest rates prompted many corporate customers to lock in their funding rates for the next few years. There also continued to be a great demand for transactions to hedge interest-rate and currency risks.

Danica Pension

DANICA PENSION (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Net interest income of allocated assets	83	97	113	101	99	410
Risk allowance	217	257	210	174	209	850
Unit-linked and health care business, etc.	17	25	12	29	-7	59
Core insurance income	317	379	335	304	301	1,319
Funding cost, net	-48	-48	-52	-53	-48	-201
Core insurance earnings	269	331	283	251	253	1,118
Allocated capital	6,556	6,519	6,285	6,231	6,206	6,311
Core earnings as % p.a. of allocated capital	16.4	20.3	18.0	16.1	16.3	17.7

Danica Pension encompasses all the Group's activities in the life insurance and pensions market. The area, marketed under the name of Danica Pension, is run by the Danica Pension Group and Forsikringsselskabet Danica, and targets both retail and business customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's team of insurance agents and pension advisers.

Core earnings from the Group's insurance activities amounted to DKr269m for the first quarter of 2003, matching expectations and reflecting a satisfactory trend in the business.

The risk allowance was DKr217m, against DKr209m in the first quarter of 2002. The rise reflects an increase in the volume of business.

The trend in overall premiums was satisfactory in the first quarter. Gross premiums (including unit-linked business) rose by about 15% from DKr3.0bn last year to DKr3.5bn in the first quarter of 2003. Traditional business continued to record sound growth in company pension schemes, but premium income was affected by staff reductions in a large number of companies.

Danica Pension posted a return on investments of customer funds (excluding the unit-linked business) of 1.3%. The return on equities was negative, while bonds, derivatives and property each generated a positive return. Given the market conditions and the Group's chosen risk profile, the return was acceptable. At the end of the first quarter, assets were allocated as follows: bonds, 84%; equities, 7%; and properties, 9%.

Owing to the negative trend on the stock markets and the decline in interest rate levels since the end of 2002, recognition of the risk allowance has been postponed until a later accounting period. The risk allowance of DKr217m is included in core insurance earnings, and the Group's earnings from investment portfolios were reduced by the same amount.

Danica Pension posted income of DKr17m from its unit-linked and health care businesses, against DKr25m in the fourth quarter of 2002. Gross premiums for Danica Link in Denmark amounted to about DKr0.4bn in the first quarter of 2003, which is on a par with the same period last year. Sales of unit-linked policies in Norway showed signs of being in an initial phase and did not match expectations. Sales of unit-linked products in Sweden continued to be affected by the unfavourable investment climate and did not meet expectations either. Sales of health care policies were satisfactory, showing an increase in the number of policyholders of more than 10% since the end of 2002.

At the end of the first quarter, the collective bonus potential was DKr3.9bn, or 2.7% of life insurance provisions based on a calculation rate of 3.7%. The collective bonus potential could withstand an additional fall in equity prices of more than 30%.

Shareholders' equity was DKr11.7bn at the end of the first quarter.

Danske Capital

DANSKE CAPITAL (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Net interest income	1	4	-6	-13	-5	-20
Fee income	155	174	187	179	221	761
Other income	3	-1	-1	13	-3	8
Core income	159	177	180	179	213	749
Operating expenses and depreciation	88	111	79	102	97	389
Core earnings before provisions	71	66	101	77	116	360
Total assets (avg.)	1,577	585	1,980	4,607	2,591	2,434
Risk-weighted items (avg.)	1,172	1,146	1,198	1,035	1,035	1,104
Allocated capital (avg.)	76	74	78	67	67	72
Core earnings before provisions as % p.a. of allocated capital	372.6	354.4	518.7	457.8	689.7	501.7
Cost/core income ratio, %	55.3	62.7	43.9	57.0	45.5	51.9
Assets under management (DKr bn)	348	343	345	356	374	343

Danske Capital manages the funds of retail and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and business customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

Core earnings before provisions were DKr71m, against DKr116m in the first quarter of 2002. This trend reflects the difficult conditions for investment management. Costs were reduced by 9%.

The fall in income was owing primarily to a significant shift in the composition of the securities under management from equities to bonds. Of the total assets under management of DKr348bn at the end of the first quarter of 2003, 16% were invested in equities. At the end of the first quarter of 2002, equity investments accounted for 33%.

The total increase in new agreements constituted DKr0.8bn in the first quarter of 2003.

The Group's market shares of unit trust products for retail customers in Denmark were 42% of the total asset value at the end of the first quarter of 2003 and 37% of net sales. Bond products accounted for DKr4.4bn of total net retail sales of DKr4.5bn. Sales of unit trust certificates to institutional clients continued to be adversely affected by a change in investment behaviour in part of the life insurance and pensions industry.

Earnings from investment portfolios

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Interest rate positions	315	153	436	637	163	1,389
Shares						
Unlisted	8	300	23	460	-14	769
Listed	55	70	-477	-100	81	-426
Currency	33	6	-2	72	-3	73
Hedging of interest-rate risk, Danica Pension	0	0	0	157	0	157
Expenses	41	44	30	39	32	145
Earnings from investment portfolios, banking business	370	485	-50	1,187	195	1,817
Share of return on investments, Danica Pension	76	72	266	-197	-100	41
Risk allowance, Danica Pension	-217	-256	-211	-383	0	-850
Earnings from investment portfolios, Danica Pension	-141	-184	55	-580	-100	-809
Total earnings from investments portfolios	229	301	5	607	95	1,008
Total assets (avg.)	115,136	113,276	132,964	142,593	177,108	141,287
Risk-weighted items (avg.), banking business	25,856	29,021	30,954	34,462	33,856	32,057
Allocated capital (avg.), banking business	1,681	1,886	2,012	2,240	2,201	2,084

Earnings from investment portfolios stem from the Group's own equity, fixed-income and currency positions, including the total portfolio of unlisted shares, which includes shareholdings in the companies forming the infrastructure of the financial sector in Denmark.

The Group's total earnings from investment portfolios were DKr229m in the first quarter of 2003, against DKr95m for the first quarter of 2002.

Earnings from investment portfolios in the banking business were DKr370m in the first quarter, against DKr195m for the first quarter of 2002.

The improvement is owing primarily to a higher return on fixed-income positions, which generated earnings of DKr315m in the first quarter of 2003, against DKr163m in the same period last year. The increase is attributable primarily to a general decline in interest rates in Europe and consequently lower funding rates.

Equities generated a total return of DKr63m, against DKr67m in the first quarter of 2002. The Group reduced its equity market risk in the course of the quarter, and considering the general trend of falling share prices, the return is very satisfactory.

Finally, the Group's currency positions produced a gain of DKr33m, against a loss of DKr3m in the same period last year.

Earnings from investment portfolios in the insurance business were a negative DKr141m. The negative result is owing to the postponement of the DKr217m risk allowance in Danica Pension. The investment assets consist primarily of short-term bonds, which yielded a gain of DKr76m.

The Group's overall sensitivity to a 1 percentage point change in interest rates was about DKr1.2bn at the end of the first quarter of 2003, against about DKr1.1bn at the end of the first quarter of 2002.

The effect of a 10% change in equity prices on earnings from the Group's portfolio of listed shares would be about DKr120m, against about DKr250m at the end of the first quarter of 2002.

Outlook for 2003

The world economy is expected to be sluggish in the remainder of 2003, and interest rates will probably stay low. There is still considerable uncertainty about the timing and strength of the economic recovery on the Group's principal markets in northern Europe.

Against this background, core income for 2003 as a whole is expected to be around the same level as in 2002.

As expected, costs will continue to decline in 2003 despite increased severance payments in connection with planned staff reductions.

The Group believes that the quality of its loan portfolio is satisfactory. However, provisioning levels may be influenced by the weak economic climate. Consequently, the provisioning ratio for 2003 may be higher than the level recorded in 2002, but is still expected to remain relatively low.

In view of the considerable uncertainty that remains about the trend of the economy, core earnings for 2003 are expected to remain largely at the same level as in 2002 despite the increase in earnings in the first quarter of the year. The Group therefore maintains the estimate of core earnings presented in the Annual Report for 2002.

Earnings from investment portfolios in the banking and insurance businesses will depend greatly on the trends in the financial markets, including the level of securities prices at the end of the year.

The Group expects its tax charge, including the tax on loan loss reserves, to amount to 28% of pre-tax profit.

Copenhagen, May 6, 2003

Danske Bank A/S
Holmens Kanal 2-12
DK-1092 København K
CVR-nr. 61 12 62 28
www.danskebank.com

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Net interest income from banking activities, etc.	4,023	4,015	4,008	3,865	3,971	15,859
Fee and commission income, net	1,485	1,498	1,354	1,482	1,508	5,842
Trading income	973	641	770	917	640	2,968
Other core income	250	249	406	250	373	1,278
Core insurance earnings	269	331	283	251	253	1,118
Total core income	7,000	6,734	6,821	6,765	6,745	27,065
Operating expenses and depreciation	3,679	4,260	3,725	3,821	3,683	15,489
Core earnings before provisions	3,321	2,474	3,096	2,944	3,062	11,576
Provisions for bad and doubtful debts	478	415	365	254	386	1,420
Core earnings	2,843	2,059	2,731	2,690	2,676	10,156
Earnings from investment portfolios	229	301	5	607	95	1,008
Profit before tax	3,072	2,360	2,736	3,297	2,771	11,164
Tax	813	532	656	899	835	2,922
Net profit for the period	2,259	1,828	2,080	2,398	1,936	8,242
Attributable to minority interests	-	-	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKR BN)	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2002
Bank loans and advances	470	479	473	485	494	479
Mortgage loans	478	469	466	458	454	469
Bonds and shares	438	433	346	324	312	433
Due to credit institutions and central banks	349	320	290	274	270	320
Deposits	458	428	419	412	434	428
Issued bonds	688	700	633	621	623	700
Subordinated debt	30	31	30	31	35	31
Shareholders' equity	63	60	62	60	60	60
Total assets	1,764	1,752	1,612	1,566	1,554	1,752

CORE EARNINGS AND EARNINGS FROM INVESTMENT PORTFOLIOS, AND THE STATUTORY PRESENTATION OF ACCOUNTS

Q1 2003					
(DKr m)	Core earnings	Trading income	Earnings from investment portfolios	Other	Total
Net interest income	4,023	618	357	-48	4,950
Dividends from shares, etc.	35	-	23	-	58
Fee and commission income	1,485	38	-8	-	1,515
Net interest and fee income	5,543	656	372	-48	6,523
Trading income/securities and foreign exchange income	970	-656	35	-	349
Income from associated and subsidiary undertakings	3	-	-137	-	-134
Other operating income	215	-	-	-	215
Costs	3,679	-	41	-	3,720
Other operating expenses	-	-	-	-	-
Provisions for bad and doubtful debts	478	-	-	-	478
Insurance activities/Income from associated and subsidiary undertakings	269	-	-	48	317
Profit on ordinary operations before tax	2,843	-	229	-	3,072

Danske Bank Group

MOVEMENTS IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	Q1 2003	Q1 2002	Full year 2002
Shareholders' equity, beg. of period	60,319	57,091	57,091
One-off adjustments regarding insurance activities	-	1,369	1,369
Adjustment of accounting policies	250	-	-
Reduction of own shares	-307	-	3,000
Net profit for the period	2,259	1,936	8,242
Dividends	-	-	-3,477
Dividends on own shares	-	-	97
Other	-	37	-3
Shareholders' equity, end of period	62,521	60,433	60,319
Minority interests, beg. of period	9	4	10
Foreign exchange revaluation	-	-	-1
Minority interests, end of period	9	4	9

The share capital is made up of 711,675,849 shares of DKr10, totalling DKr7,117m after registration of the capital reduction of 20,324,151 shares adopted by the annual general meeting in March 2003. All shares carry the same rights. Consequently, there is only one class of shares. The average number of outstanding shares was 711,145,481 in the first quarter of 2003, against 732,000,000 in the first quarter of 2002.

CAPITAL BASE AND SOLVENCY RATIO (excluding net profit for the period) (DKr m)	March 31 2003	March 31 2002	End of period 2002
Core capital, less statutory deductions	58,468	56,490	58,654
Eligible subordinated debt and revaluation reserve	28,908	32,950	29,590
Statutory deduction for insurance subsidiaries	-6,725	-6,251	-6,560
Other statutory deductions	-374	-370	-384
Supplementary capital, less statutory deductions	21,809	26,329	22,646
Total capital base, less statutory deductions	80,277	82,819	81,300
Weighted items			
not included in trading portfolio	706,226	703,955	700,698
with market risk included in trading portfolio	85,177	72,364	73,452
Total weighted items	791,403	776,319	774,150
Core (tier 1) capital ratio, %	7.4	7.3	7.6
Solvency ratio, %	10.1	10.7	10.5
Statutory minimum solvency requirement, %	8.0	8.0	8.0

****
*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8541
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	05/06 04:43
USAGE T	09'09
PGS.	17
RESULT	OK